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For immediate release

Bell completes acquisition of CTV, launches Bell Media business unit
Bell welcomes the 5,000 members of Canada’s #1 media organization to its national team
Kevin Crull leads new Bell Media unit operating all CTV and other Bell content properties
Bell Media announces major new Mobile TV content offering for Canadian wireless providers

MONTRÉAL, April 1, 2011 – BCE Inc. (Bell) today announced that it has completed its $3.2-billion acquisition of CTV and launched Bell Media, a new business unit encompassing all CTV and other Bell content assets. Moving quickly to make the best mobile media available to as many Canadians as possible, Bell Media announced a world-class package of top news, sports and entertainment content for Canada’s mobile providers.

Bell fulfilled all regulatory, legal and other requirements to close the transaction today, approximately 90 days earlier than originally expected due to expeditious approval by the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau. Bell plans to update its 2011 financial guidance to reflect the acquisition, and the earlier-than-expected closing, when it delivers its BCE Q1 2011 results on May 12, 2011.

“Our acquisition of Canada’s #1 media company leverages our strategic investments in broadband networks and services and enables our promise to deliver the content Canadians want most across every screen – smartphone, tablet, computer and TV,” said George Cope, President and CEO of Bell Canada and BCE. “The Bell Media team joins a re-energized Bell executing a strategy to deliver a better customer experience at every level and dedicated to achieving a clear goal: For Bell to be recognized by customers as Canada’s leading communications company.”

Bell announced in September 2010 that it would acquire 100% of CTV to accelerate the delivery of media to Canadians across multiple broadband platforms. With approximately $3 billion in annual capital expenditures, Bell is investing far more in Canada’s next-generation network infrastructure than any other company, bringing broadband access to rural and remote locations, small towns and major cities alike. The acquisition of Canada’s premier media company also more than levels the competitive playing field in a marketplace where Bell’s major competitors are integrated communications and broadcast companies.

Bell Media launches today
Bell today unveiled Bell Media, a new business unit led by President Kevin Crull that includes all CTV properties and other Bell content assets.

Bell Media now operates CTV, Canada’s #1 television network and lead broadcaster of the London 2012 Olympic Games; 29 specialty channels, including BNN — Business News Network, Discovery Channel, Much, MTV, The Comedy Network, SPACE, and TSN and RDS, Canada’s top English and French-language specialty channels; 33 radio stations, including TSN Radio 1050 set to launch April 13; Dome Productions, a mobile broadcast facilities provider; and dozens of high-traffic news, sports and entertainment web sites, now including Bell’s popular Sympatico.ca portal.

“I am honoured to lead the team that has built the country’s most respected media brands as we embrace the opportunities ahead, represented both by evolving viewer and listener demands for compelling content and rapid innovation in high-speed delivery networks. Addressing these opportunities means more enjoyment anywhere and anytime for our audience, and greater access to that audience for our advertisers,” said Mr. Crull. “With passion and an unrelenting commitment to excellence, Bell Media is ready to lead in Canada’s fast-changing media landscape. Our mission is to entertain, inform and inspire Canadians on the latest television, mobile and fibre-based broadband platforms.”

As previously announced, Ivan Fecan retires today as President and CEO of CTVglobemedia and CEO of CTV Inc.

“As the Canadian innovator who transformed CTV from a collection of regional stations into a national media power, Ivan is a true broadcasting legend,” said Mr. Cope. “We congratulate him on his unparalleled accomplishments in broadcasting and thank him for leading CTV to its status as Canada’s #1 media company.”

Bell Media Mobile TV: Canada’s best content on smartphones and tablets
Bell Media today announced a compelling new package of mobile content featuring the most popular news, entertainment and sports programming in Canada, including live or on-demand programming from TSN, RDS, BNN, MTV and The Comedy Network. Bell Media is offering the package on commercial terms to all Canadian wireless providers eager to deliver the best video content available to their mobile clients.

“Canada’s most-watched programming is now available in a package that rivals the best mobile TV content available anywhere around the world,” said Mr. Crull. “This is the content that smartphones, tablets and fast mobile networks are built for, and Bell Media is proud to make it available to all Canadians through their mobile provider of choice.”

Bell Media’s Mobile TV package includes:

•	BNN — Business News Network (BNN.ca): Full live content from Canada’s only network devoted exclusively to business and finance news

•	CTV News Channel (CTV.ca/newschannel): Full live content from Canada’s 24-hour all-news network, delivering breaking news the second it happens

•	MTV (MTV.ca): Full live content from one of the world’s most iconic entertainment brands and a programming staple for Canadian youth

•	RDS (RDS.ca): Live events from Québec’s #1 sports channel, the most-watched French-language specialty channel in Canada

•	TSN and TSN2 (TSN.ca): Live events from Canada’s Sports Leader, by far the most-watched specialty channels of any kind in Canada

•	The Comedy Network (thecomedynetwork.ca): Selected on-demand programming from Canada’s first specialty comedy channel, including The Daily Show with Jon Stewart and The Colbert Report.

Bell Media looks forward to announcing new partnerships with multiple wireless providers in order to ensure the broadest possible access to the best mobile content, and to making more of Bell Media’s world-class content available to Canadians in future.

Content for Canadians: Benefits for local and national broadcasting
Bell will also proceed with the implementation of an approximately $240-million package of programming, job-creation and technological benefits for the Canadian broadcasting industry, a package that includes the development of new, independently produced programming of national interest including dramas, documentaries and new media content; extended news programming in cities across Western Canada; increased Bell Satellite TV carriage of local stations and deployment of advanced MPEG-4 technology; and enhanced local programming on CTV’s /A\ channels.

Value for Signal: Bell won’t pass VFS costs to customers
Canadian TV viewers will feel another benefit of the transaction directly in their pocketbooks – they won’t pay a new Value For Signal (VFS) fee with Bell TV.

VFS allows broadcasters to negotiate fees for television programming with cable and satellite TV providers. The Federal Court recently approved the CRTC’s jurisdiction to implement VFS, and the model planned by the CRTC allows TV broadcasters and TV service providers to negotiate VFS on a level playing field. Bell supports this straightforward approach to promoting access to local and national programming, and today announces Bell TV will not pass on costs associated with VFS to its subscribers.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bell.ca/letstalk.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For Bell product and service information, please visit www.bell.ca. For Bell Media, please visit www.bellmedia.ca. For BCE corporate information, please visit www.bce.ca.

For more information:

Marie-Eve Francoeur
(514) 391-5263
marie-eve.francoeur@bell.ca

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to certain strategic benefits and operational efficiencies expected to result from the acquisition by BCE of the remaining 85 per cent interest in CTV, our planned investment in next-generation network infrastructure and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statements will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as at April 1, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. There can be no assurance that the strategic benefits and operational efficiencies expected to result from the transaction will be fully realized.
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements include the competitive, technological, economic, financial, regulatory and other risk factors described in BCE’s 2010 annual MD&A dated March 10, 2011 and, in particular, our capital and other expenditure levels, our financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations.
For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2010 Annual MD&A dated March 10, 2011 (included in the BCE 2010 Annual Report) filed by BCE with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca.